MANAGEMENT’S DISCUSSION & ANALYSIS – SECOND QUARTER 2004

General

The Company’s operations consist of the exploration and development of mineral properties in Mali, West Africa and Eritrea, Northeast Africa. The Company is in the transition phase of moving from an explorer to a producer and is building its first operating gold mine at its Tabakoto property in Mali. Production is targeted for mid 2005. In Eritrea the Company has successfully advanced its exploration programs to identify significant gold and base metal deposits.  An independent resource estimate is expected in September 2004 and this resource estimate should trigger the commencement of a feasibility study to be completed during 2005.

The Company’s mission statement outlines the plan to “maximize asset growth through the successful acquisition, exploration and development to production of selected gold and base metal properties in Africa.” This mission statement focuses the Company’s current strategy to develop a portfolio of successful mining operations. In the immediate short term the corporate focus is on those properties already within the Company’s property folio. The Company has structured its acquisition and exploration efforts to date to provide growth opportunities around its key exploration and development targets

 In Mali, the Tabakoto Mine is being developed within a combined 83 sq km land package that not only contains the Tabakoto deposit but also contains the Segala deposit as well as a number of prime gold exploration targets. The Segala deposit and the exploration targets provide production growth opportunities for the Company following the planned production start at Tabakoto.

In Eritrea, the high-grade gold, copper and zinc mineralization discovered by the Company at its Bisha property provides a nucleus for future project growth. The VMS (volcanogenic massive sulfide) Bisha Main discovery lies within a regional property portfolio that contains additional VMS targets. Elsewhere in Eritrea the Company has also defined drill ready targets on its AK and Augaro properties for further regional gold exploration.

The following discussion of performance, financial condition and future prospects should be read in conjunction with the interim consolidated financial statements of the Company and notes thereto for the second quarter ended June 30, 2004. This discussion covers the last completed quarter and the subsequent period up to the date of the filing of this MD&A.  All dollar amounts are stated in United States dollars.

Overview of Performance

The Company’s total assets of approximately $115 million have remained virtually unchanged since December 31, 2003. Working capital of $47 million at June 30, 2004 has declined by $12.7 million since December 31, 2003 largely as a result of expenditures on the Company’s projects in Mali and Eritrea.  The loss for the second quarter was $1,012,809 (2003 - $484,390) and for year to date was $1,906,582 (2003 - $606,302); net cash operating outflow was $509,856 for the quarter, $554,556 year to date.

Results of Operations

Cash expenditures on mineral properties during Q2 2004 increased to $10.4 million from $3.1 million in Q2 2003 largely as a result of development activity on Tabakoto in Mali ($8.4 million) and the efforts in Eritrea to further explore the Bisha property discovery ($2.4 million). Cash recoveries of $0.4 million were received in the quarter against the Ghana properties.

During the second quarter Nevsun announced its commencement to build the Tabakoto mine in Mali and fund the construction from existing working capital. Production is planned for mid 2005. Ground has been broken, foundations for camp facilities have been poured, equipment has been mobilized and infrastructure is well underway. To June 30, 2004 the Company has incurred approximately $8 million of the $40 million capital costs to bring Tabakoto into production. The expenditure for the remaining development is planned at a rate of approximately $3 million per month over the next 10 months. During the first six months of 2004 the Company’s contracted engineers have completed the detailed design, principal contracts have been negotiated, including the construction contract, mining contract, fuel supply, power generation, catering and others. Included in the capitalized Tabakoto administration and legal costs are amounts associated with the drafting, preparation and negotiation of principal project related agreements for the development of the Tabakoto mine, including draft construction, power and mining contracts and dealings with potential financiers.

The exploration program expenditures on the Bisha property in Eritrea increased to approximately $5 million year to date in 2004 from $2.2 million for the same period in 2003. Note 2 to the June 30 interim financial statements provides a breakdown of the various costs incurred. In the first six months of 2004 exploration drilling totaled 31,400 meters, which brings total drilling by the Company on the property to 51,225 meters (diamond – 48,825 meters; reverse circulation – 2,400 meters). As a result of significant assay data obtained during all programs in the past year and a half, the Company has engaged an independent engineering firm to prepare a resource estimate for the Bisha, the results of which are expected to be available in September 2004. As part of the preparation for a future feasibility study on the Bisha Main deposit, the Company has also commenced baseline water and environmental work. Further exploration programs are scheduled to commence in the October on drill targets on the Company’s Bisha and AK properties.

The loss from operations of $1,906,582 for the six months ended June 30, 2004 is most dramatically affected by the non-cash charge of $1,339,494 for stock-based compensation as a result of implementing the recommendations of the Canadian Institute of Chartered Accountants for employee stock-based compensation. These recommendations were first implemented for the 2003 annual financial statements and continue to have significant effect on measured results of operations. These charges are particularly high due to the assumptions required in the Black-Scholes valuation model that is impacted by the Company’s stock price volatility over the past five years. The statement of operations also demonstrates some increases in overheads over the same period in 2003, including particularly increased remuneration and office costs. Remuneration costs increased due to increased staffing and compensation and office costs increased due to a combination of higher rent and investment funds management. Investor relations and travel costs have also increased due to increased corporate activity in connection with Eritrea and Mali. In the second quarter, in keeping with its policy to carry investments at the lower of cost or market, the Company wrote down its short-term investment portfolio.

Overheads for the remainder of 2004 are expected to remain at similar levels.

Summary of Quarterly Results

Selected consolidated financial information for the most recent eight quarters (unaudited):

		2004 2nd	2004 1st	2003 4th	2003 3rd
(a)	Revenue	$-	$-	$-	$-
(b)	Net loss	$(1,012,809)	$(893,773)	$(830,110)	$(562,068)
(c)	Per share loss (basic & fully diluted)	$(0.02)	$(0.01)	$(0.01)	$(0.01)
		2003 2nd	2003 1st	2002 4th	2002 3rd
(a)	Revenue	$-	$-	$-	$-
(b)	Net loss	$(484,390)	$(121,912)	$(719,196)	$(455,304)
(c)	Per share loss (basic & fully diluted)	$(0.01)	$0.00	$(0.01)	$(0.01)

The 2003 quarterly results have been re-stated for the change in accounting during 2003 for stock-based compensation, as referenced in the discussion of Results of Operations above and more completely explained in the notes to the annual consolidated financial statements.

Variations in the loss for the most recent eight quarters reflect the impact of a combination of three main factors:

(1) stock-based compensation in Q2/2004 $496,113, Q1/2004 $843,381, Q4/2003 $422,140, Q3/2003 $382,617, Q2/2003 $364,038, Q1/2003 $201,339;

(2) asset write-down in Q4/2002 was $647,083 and

(3) foreign currency gains and losses were Q2/2004 $1,131 loss, Q1/2004 $6,062 loss and  Q1/2003 $351,394 gain, Q3/2002 $344,550 loss.

Liquidity and Capital Resources

The Company’s working capital at June 30, 2004 of $47 million is sufficient to fund the remaining development of the Tabakoto project, planned exploration activity as well as the Company’s overheads for the foreseeable future.

The Company maintains its investment portfolio in US$ denominated low risk liquid securities, under independent professional management.

Nevsun has been successful in accessing the equity market in the past year and, while there is no guarantee that this will continue to be available, management has no reason to expect that this capability will diminish in the near term.

Long-term debt repayment obligations:

Subsequent to June 30 the remaining long-term debt obligations, originally incurred in connection with the 2002 Segala acquisition, were settled in full by the issuance of common shares.

In addition to what has already been spent to date on the Tabakoto project in Mali, the Company’s planned development is expected to require up to $32 million of the Company’s existing funds to reach the target of being in production in mid 2005. The exploration programs in for the remainder of 2004 are anticipated to be in the order of $5 million.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its mineral properties as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition.

The Company’s recorded value of its mineral properties is in all cases, except for the Ghana properties that have been written down in past years, based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for potential construction and mining operations. The Company has relied on very preliminary potential resource estimates on properties in Eritrea as well as reserve reports by independent engineers for the Mali properties. All of these assumptions are potentially subject to significant change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to mineral properties.

Change in Accounting Policy

There have been no changes in accounting policies since the Company’s most recent year end.  The only change in accounting policy during 2003 related to the accounting for stock-based compensation, the impact of which has been explained in the 2003 annual financial statements and in the comments above. The comparative figures for the 2003 quarterly results have been restated from previously published results to accommodate the change.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company’s financial condition and results of operations is currently its cash and short-term investment portfolio, a very large part of which was acquired in a private placement that closed in mid December 2003. To minimize risk the funds are diversified by country, industry and entity, all managed by independent financial managers with ultimate oversight by the Company. Unrealized losses, measured on a portfolio basis, are recorded while unrealized gains are deferred until disposition. Foreign currency exposure is minimized by retaining all but a small portion of both the cash and investment portfolio in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency.

Forward Looking Statements

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold and base metals markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

John A. Clarke

President & CEO

August 9, 2004